Exhibit 99.1

Scorpio Bulkers Inc. To Announce Third Quarter 2017 Results

MONACO-(GLOBE NEWSWIRE - October 13, 2017) - Scorpio Bulkers Inc. (NYSE:SALT) (the "Company") plans to announce third quarter 2017 financial results in a press release that will be issued before the market open on Monday, October 23, 2017.

A conference call to discuss the Company’s results will be held at 11:00 AM Eastern Standard Time and 4:00 PM Central European Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 99807470.  The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/m6/p/db7uy3ha

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc., after the completion of the recent acquisition of six Ultramax vessels, will own 52 vessels, consisting of 18 Kamsarmax vessels and 34 Ultramax vessels. The Company also time charters-in one Ultramax vessel. The owned fleet will have a total carrying capacity of approximately 3.6 million deadweight tonnes upon the completion of the acquisition of the six Ultramax vessels. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)